Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors
Boston Private Financial Holdings, Inc.:
We consent to the incorporation by reference in the Registration Statement on Form S-8 related to the Boston Private Financial Holdings, Inc. 2010 Inducement Stock Plan (as amended as of October 1, 2014), of our reports dated February 28, 2014, with respect to the consolidated balance sheets of Boston Private Financial Holdings, Inc. as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in shareholders’ equity, cash flows, and comprehensive income for each of the years in the three-year period ended December 31, 2013 and the effectiveness of internal control over financial reporting as of December 31, 2013, which reports appear in the December 31, 2013 Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 28, 2014, incorporated by reference herein.
/s/ KPMG LLP
Boston, Massachusetts
October 1, 2014